JOHNSON
INVESTMENT COUNSEL

INTRODUCTION TO:

JOHNSON EQUITY INCOME FUND STRATEGY



JOHNSON INVESTMENT COUNSEL

JOHNSON EQUITY INCOME FUND STRATEGY

Our strategy objective seeks to:

- Preserve the purchasing power of capital
  - Outperform the S&P 500 Index in bear markets
  - Maintain lower volatility than the market
  - Demand higher quality companies than the market
  - Ensure full diversification at both sector and security levels
- Enhance the purchasing power of capital
  - Outperform over a complete market cycle on a risk-adjusted basis
  - Deliver dividend yield greater than the market
  - Maintain a lower valuation than the market
  - Avoid market timing by staying fully invested

*Actual future results may prove to be different from our expectations. We cannot promise future results. Any performance expectations presented above should not be taken as any guarantee or other assurance as to future results.



JEIP PHILOSOPHY

We invest for the long-term and focus on enhancing risk-adjusted returns over a *full market cycle*

» We focus on long-term performance

» We will not outperform every year

» The key to #1 is not getting spooked by #2

"Leaving the game plan is a sign of panic, and panic is not in our game plan."

- Chuck Noll



JEIP BUY DISCIPLINE

In order to achieve long-term success, the JEIP process relies on a disciplined portfolio construction process

Every name that is added to the JEIP Fund passes the following four step review:





JEIP UNIVERSE

The JEIP Fund is primarily composed of domestic large cap equities. Names that are eligible to be considered will have the following characteristics:

» Market cap over $1 billion

» Provide a consistent dividend yield or have the capacity and are likely to initiate a dividend

» Increasing shareholder yield through dividend increases, buybacks and/or debt reduction

» Socially responsibility criteria
   » No alcohol, tobacco, gaming, or embryonic stem cell research





JEIP QUALITY REVIEW

In order to be included in the JEIP Fund, stocks must meet the following quality standards:

» Strong Management Team
   » Seasoned, trustworthy, determined vision, able to execute, proven allocator of capital, with a strong track record of building shareholder value

» Sustainable Competitive Advantage
   » Leadership or proprietary niche, with market share that is stable to improving

» Strong Balance Sheet
   » Positive credit rating trends, stable credit spreads, limited off-balance sheet liabilities, and the ability to withstand a recession

» High Quality Earnings Stream
   » Consistent and/or increasing economic profits, free cash flow positive, low accounting accruals, and limited write-offs





JEIP VALUATION DISCIPLINE

Names that meet our quality and characteristics screens are eligible for inclusion in the JEIP Fund but will not be purchased unless there is a compelling valuation opportunity

» Our primary tool is Discounted Cash Flow
  » Gauge and define market expectations
  » Acknowledge that all excess growth and profitability fades with competition over time
  » We seek to identify companies with economic moats that can outperform market expectations

» The pendulum of market sentiment swings wildly in the short term, creating opportunities for patient investors



Defined Universe

Quality Review

Valuation Discipline

Portfolio Risk



JEIP PORTFOLIO RISK

Finally, potential purchases are evaluated in the context of portfolio risk

» Risk management is not defined by tracking error but rather the context of avoiding permanent capital impairment

» Every name is evaluated in the context of portfolio volatility and bear market sensitivity

» We are willing to invest in cyclical industries and businesses as long as the overall portfolio is built to withstand market turbulence





JEIP SELL DISCIPLINE

Names may be sold as a result of:

» Price appreciation to or beyond a target price

» Changes in the thesis due to new information or analysis

» Portfolio characteristics have grown incongruent with the JEIP mandate

» Name falls out of universe

We will not sell a stock because of:

» Short-term relative underperformance

» Transitory industry or company specific headwinds

JOHNSON EQUITY INCOME FUND

Performance Analysis – June 30, 2019



	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
Johnson Equity Income Fund	-2.68%	25.03%	12.16%	-6.56%	7.73%	31.09%	15.48%	2.59%	11.05%	21.66%
S&P 500	-4.38%	21.83%	11.96%	1.38%	13.69%	32.39%	16.00%	2.11%	15.06%	26.46%

Note: Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. The inception date for the fund is January 1, 2006.

❯ SOURCE: Johnson Asset Management

KEY PROFESSIONALS

Name	Title	Education	Years Exp.
Charles Rinehart, CFA, CAIA	Principal, Portfolio Manager	B.B.A. in Finance & Business Economics from the University of Cincinnati	10
William Jung, CFA	Research Analyst	B.B.A. in Finance from the University of Cincinnati	19
Bret Parrish, CFA	Principal, CIO of Equities & Managing Director of Private Client Group	M.B.A. in Finance from Miami University B.A. in Economics from Denison University	27
Bryan Andress	Research Analyst	B.B.A. in Accounting & Finance from Ohio University	6
Joe Edelstein, CFA	Research Analyst	M.B.A. from Emory University B.S.B.A. in Finance from University of Arkansas	14
Chris Godby, CFA	Research Analyst	M.B.A. Finance & Corp Strategy from the University of Michigan B.B.A. in Finance & Business Pre-Law from Ohio University	12
Aaron Taylor, CFA	Research Analyst	B.A. in Mathematics from the University of Cincinnati	25
Brad Morrissey	Research Associate	B.B.A. in Finance and Business Economics from Ohio University	2
Joe Abbott	Research Associate	B.B.A. in Finance from the University of Cincinnati	1
Eric Bachus	Portfolio Manager Assistant	B.B.A. in Finance from the University of Cincinnati	1
Jason Jackman, CFA	Principal, President & CIO	B.A. in Economics from Wittenberg University	26
Timothy Johnson, Ph.D.	Founder & Chairman	Ph.D. in Finance from the University of Illinois M.B.A. in Finance from the University of Akron B.A. in Economics from North Park University	54
Brian Kute, CFA	Principal, Portfolio Manager/Director of Research	B.B.A. in Finance & Economics from the University of Kentucky	25
Fred Brink, CFA	Principal, Director of Institutional	B.B.A in Finance from the University of Cincinnati	28
Scott Bischoff, IACCP	Principal, Chief Compliance Officer	M.B.A. from the University of Cincinnati B.B.A. in Finance from the University of Dayton	31



THANK YOU



IMPORTANT DISCLOSURES

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. The prospectus, which contains more complete information about these and other matters, should be read carefully before investing. To obtain a prospectus, please call (513) 661-3100.